

December 1, 2010

Mr. John J. Lennon
Chief Financial Officer
American Petro-Hunter, Inc.
17470 North Pacesetter Way
Scottsdale, Arizona 85255

>   **Re: American Petro-Hunter, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 26, 2010**
>   **Response Letter Dated November 4, 2010**
>   **File No. 0-22723**

Dear Mr. Lennon:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.   Please expand your explanatory paragraph to include a brief summary of the changes were made with reference to the particular sections of the document where further details are provided.

Financial Statements, page F-1

Note 2- Significant Accounting Policies, page F-8

Oil and Gas Properties, page F-8

2.   We have read your response to prior comment six and note your revised
        disclosure in Note 2 that you are following the Full Cost Method of accounting
        for your oil and gas properties. However, your disclosure in Note 4 stating that
        seven of your investments produced dry holes and were subsequently impaired
        appears to be more akin to the Successful Efforts Method. Under the Full Cost
        Method, net capitalized costs are impaired when they exceed the cost center
        ceiling as prescribed by Rule 4-10(c)(4) of Regulation S-X. Please revise your
        financial statements accordingly, or tell us why you believe a revision is not
        necessary. This issue also applies to your interim report for the fiscal quarter
        ended September 30, 2010.

3.   We note your revised disclosure stating that in preparing the ceiling test, you
        calculate the present value of estimated future net revenues. Please tell us how
        you were able to comply with Rule 4-10(c)(4)(A) of Regulation S-X which
        specifies that future net revenues are derived from estimated future production of
        oil and gas *reserves*. In this manner, we note your response to prior comment
        seven which indicates that you do not currently have any proved oil and gas
        reserves.

Note 4- Investments in Mineral Properties, page F-10

4.   We have read your response to prior comment seven in which you indicate that
        you do not currently have and you have not in the past had any proved oil and gas
        reserves as defined in Rule 4-10(a)(22) of Regulation S-X. However, we note
        your revised disclosure in Note 2 stating that you amortize capitalized costs on a
        composite unit of production method based on estimated gas and oil reserves.
        Given your representation that you do not have proved reserves as defined in Rule
        4-10(a)(22), utilization of the units of production method is not appropriate. We
        believe it will be necessary for you to revise your amortization policy to one
        which utilizes a systematic and rational method for amortizing your capitalized
        oil and gas property costs as required by FASB ASC 360-10-35-4. This issue
        also applies to your interim report for the fiscal quarter ended September 30,
        2010. Finally, please clarify how your response and revised disclosure complies
        with the requirements of ASC 932-235-50-2 (b-g).

Closing Comments

You may contact Tracie Towner at (202) 551-3744, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief